Exhibit 15.2

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the incorporation by reference in the Registration Statement of Token Cat Limited (formerly known as TuanChe Limited) on Form S-8 (No. 333-271636) and Form F-3 (No. 333- 264942) of our report dated March 28, 2024, which includes an explanatory paragraph as to the company’s ability to continue as a going concern, with respect to our audits of the consolidated balance sheet of Token Cat Limited as of December 31, 2023 and the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the years ended 2023 and 2022, which report is included in this Annual Report on Form 20-F of Token Cat Limited for the year ended December 31, 2024. We also consent to the reference to us under the heading “Experts” in such Registration Statements.

Marcum Asia CPAs LLP

/s/ Marcum Asia CPAs LLP

Beijing, China

March 28, 2025